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                     February 15, 2024

       Mary Riskey
       Chief Financial Officer
       Two Harbors Investment Corp.
       1601 Utica Avenue South, Suite 900
       St. Louis Park, Minnesota 55416

                                                        Re: Two Harbors
Investment Corp.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2022
                                                            File No. 001-34506

       Dear Mary Riskey:

              We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




                     Sincerely,


                     Division of Corporation Finance

                     Office of Real Estate & Construction